Exhibit 99.3

The following table sets forth Deutsche Bank AG's ratio of earnings to fixed charges for the periods:

in € millions, except ratios	Three months ended Mar 31, 2012	Year Ended Dec 31, 2011	Year Ended Dec 31, 2010	Year Ended Dec 31, 2009	Year Ended Dec 31, 2008	Year Ended Dec 31, 2007
Earnings:
1. Income (loss) before income tax expense	1,879	5,390	3,975	5,202	(5,741)	8,749
2. Add: Fixed charges excluding capitalized interest (Line 10)	4,254	17,719	13,493	14,762	42,350	56,062
3. Less: Net income (loss) from equity method investments	(149)	(264)	(2,004)	59	46	353

4. Earnings including interest on deposits	6,281	23,373	19,472	19,905	36,563	64,458
5. Less: Interest on deposits	1,612	6,779	3,800	5,119	13,015	17,371

6. Earnings excluding interest on deposits	4,669	16,594	15,672	14,786	23,548	47,087

Fixed Charges:
7. Interest Expense	4,182	17,433	13,196	14,494	42,096	55,826
8. Estimated interest component of net rental expense	72	286	297	268	254	236
9. Amortization of debt issuance expense	—	—	—	—	—	—

10. Total fixed charges including interest on deposits and excluding capitalized interest	4,254	17,719	13,493	14,762	42,350	56,062
11. Add: Capitalized interest	—	—	—	—	—	—

12. Total fixed charges	4,254	17,719	13,493	14,762	42,350	56,062
13. Less: Interest on deposits (Line 5)	1,612	6,779	3,800	5,119	13,015	17,371

14. Fixed charges excluding interest				.
on deposits	2,642	10,940	9,693	9,642	29,335	38,691

Consolidated Ratios of Earnings to Fixed Charges:
Including interest on deposits (Line 4/Line 12)	1.48	1.32	1.44	1.35	0.86	1.15

Excluding interest on deposits (Line 6/Line 14)	1.77	1.52	1.62	1.53	0.80	1.22

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income tax expense, less net income (loss) from equity method investments plus fixed charges. Fixed charges for these purposes consist of interest expense and a portion of rentals, reflecting one-third of net rental expense, deemed representative of the interest component of the rental expense. These ratios are presented both including and excluding interest on deposits.

For the year ended December 31, 2008, earnings did not cover fixed charges by € 5,787 million, both including and excluding interest on deposits, as a result of a loss before income tax expense recorded during the year.